SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32204; 812-14643]

OSI ETF Trust, et al.; Notice of Application

August 2, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company

Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of

the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for

an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The requested order

would permit (a) index-based series of certain open-end management investment companies

("Funds") to issue shares redeemable in large aggregations only ("Creation Units");

(b) secondary market transactions in Fund shares to occur at negotiated market prices rather

than at net asset value ("NAV"); (c) certain Funds to pay redemption proceeds, under certain

circumstances, more than seven days after the tender of shares for redemption; (d) certain

affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in

connection with the purchase and redemption of Creation Units; (e) certain registered

management investment companies and unit investment trusts outside of the same group of

investment companies as the Funds ("Funds of Funds") to acquire shares of the Funds; and

(f) certain Funds ("Feeder Funds") to create and redeem Creation Units in-kind in a master-

feeder structure.

Applicants: O'Shares Investment Advisers, LLC (the "Initial Adviser"), a Delaware limited

liability company registered as an investment adviser under the Investment Advisers Act of

1940 and OSI ETF Trust (the "Trust"), a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series.

Filing Dates: The application was filed on April 21, 2016, and amended on July 29, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 26, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 60 State Street, Suite 700, Boston, MA 02190.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel at (202) 551-6817, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Summary of the Application</u>

1.   Applicants request an order that would allow Funds to operate as index exchange traded funds ("ETFs").[1] Fund shares will be purchased and redeemed at their NAV in Creation Units only. All orders to purchase Creation Units and all redemption requests will be placed by or through an "Authorized Participant," which will have signed a participant agreement with the Distributor. Shares will be listed and traded individually on a national securities exchange, where share prices will be based on the current bid/offer market. Certain Funds may operate as Feeder Funds in a master-feeder structure. Any order granting the requested relief would be subject to the terms and conditions stated in the application.

2.   Each Fund will hold investment positions selected to correspond generally to the performance of an Underlying Index. In the case of Self-Indexing Funds, an affiliated person, as defined in section 2(a)(3) of the Act ("Affiliated Person"), or an affiliated person of an Affiliated Person ("Second-Tier Affiliate"), of the Trust or a Fund, of the Adviser, of any sub-adviser to or promoter of a Fund, or of the Distributor will compile, create, sponsor or maintain the Underlying Index.[2]

3.   Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited

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[1]   Applicants request that the order apply to the initial series and any additional series of the Trust, and any other open-end management investment company or series thereof (each, included in the term "Fund"), each of which will operate as an ETF and will track a specified index comprised of domestic or foreign equity and/or fixed income securities (each, an "Underlying Index"). Any Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each, an "Adviser") and (b) comply with the terms and conditions of the application.

[2]   Each Self-Indexing Fund will post on its Website the identities and quantities of the investment positions that will form the basis for the Fund's calculation of its NAV at the end of the day. Applicants believe that requiring Self-Indexing Funds to maintain full portfolio transparency will help address, together with other protections, conflicts of interest with respect to such Funds.

circumstances specified in the application, purchasers will be required to purchase Creation

Units by depositing specified instruments ("Deposit Instruments"), and shareholders

redeeming their shares will receive specified instruments ("Redemption Instruments"). The

Deposit Instruments and the Redemption Instruments will each correspond pro rata to the

positions in the Fund's portfolio (including cash positions) except as specified in the

application.

4.   Because shares will not be individually redeemable, applicants request an

exemption from section 5(a)(1) and section 2(a)(32) of the Act that would permit the Funds

to register as open-end management investment companies and issue shares that are

redeemable in Creation Units only.

5.   Applicants also request an exemption from section 22(d) of the Act and rule

22c-1 under the Act as secondary market trading in shares will take place at negotiated

prices, not at a current offering price described in a Fund's prospectus, and not at a price

based on NAV. Applicants state that (a) secondary market trading in shares does not involve

a Fund as a party and will not result in dilution of an investment in shares, and (b) to the

extent different prices exist during a given trading day, or from day to day, such variances

occur as a result of third-party market forces, such as supply and demand. Therefore,

applicants assert that secondary market transactions in shares will not lead to discrimination

or preferential treatment among purchasers. Finally, applicants represent that share market

prices will be disciplined by arbitrage opportunities, which should prevent shares from

trading at a material discount or premium from NAV.

6.   With respect to Funds that effect creations and redemptions of Creation Units

in kind and that are based on certain Underlying Indexes that include foreign securities,

applicants request relief from the requirement imposed by section 22(e) in order to allow such Funds to pay redemption proceeds within fifteen calendar days following the tender of Creation Units for redemption. Applicants assert that the requested relief would not be inconsistent with the spirit and intent of section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

7.   Applicants request an exemption to permit Funds of Funds to acquire Fund shares beyond the limits of section 12(d)(1)(A) of the Act; and the Funds, and any principal underwriter for the Funds, and/or any broker or dealer registered under the Securities Exchange Act of 1934, to sell shares to Funds of Funds beyond the limits of section 12(d)(1)(B) of the Act. The application's terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over a Fund through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

8.   Applicants request an exemption from sections 17(a)(1) and 17(a)(2) of the Act to permit persons that are Affiliated Persons, or Second Tier Affiliates, of the Funds, solely by virtue of certain ownership interests, to effectuate purchases and redemptions in-kind. The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions of Creation Units will be the same for all purchases and redemptions and Deposit Instruments and Redemption Instruments will be valued in the same manner as those investment positions currently held by the Funds. Applicants also seek relief from the prohibitions on affiliated transactions in section 17(a) to permit a Fund to sell its shares to and redeem its shares from a Fund of Funds, and to engage in the accompanying in-kind

transactions with the Fund of Funds.[3] The purchase of Creation Units by a Fund of Funds

directly from a Fund will be accomplished in accordance with the policies of the Fund of

Funds and will be based on the NAVs of the Funds.

9.   Applicants also request relief to permit a Feeder Fund to acquire shares of

another registered investment company managed by the Adviser having substantially the same

investment objectives as the Feeder Fund ("Master Fund") beyond the limitations in section

12(d)(1)(A) and permit the Master Fund, and any principal underwriter for the Master Fund, to

sell shares of the Master Fund to the Feeder Fund beyond the limitations in section 12(d)(1)(B).

10.   Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in

the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Section 12(d)(1)(J) of the Act provides that

the Commission may exempt any person, security, or transaction, or any class or classes of

persons, securities, or transactions, from any provision of section 12(d)(1) if the exemption is

consistent with the public interest and the protection of investors. Section 17(b) of the Act

authorizes the Commission to grant an order permitting a transaction otherwise prohibited by

section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable

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[3]   The requested relief would apply to direct sales of shares in Creation Units by a Fund to a Fund
of Funds and redemptions of those shares. Applicants, moreover, are not seeking relief from section 17(a)
for, and the requested relief will not apply to, transactions where a Fund could be deemed an Affiliated
Person, or a Second-Tier Affiliate, of a Fund of Funds because an Adviser or an entity controlling,
controlled by or under common control with an Adviser provides investment advisory services to that
Fund of Funds.

and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary